EXHIBIT 99.1

               [THE DIALOG CORPORATION LETTERHEAD]


News Announcement
For Immediate release

            THE DIALOG CORPORATION EXERCISES OPTION TO PURCHASE
                     LEADING BUSINESS AND NEWS PROVIDER
                     RESPONSIVE DATABASE SERVICES, INC.

New York, October 6, 1998: The Dialog Corporation plc ("Dialog") today announced that it has exercised its option to purchase Responsive Database Services, Inc. (RDS) for cash of $2.85 million.

RDS electronic information resources are used by business professionals and in public, academic and special libraries. Founded by Dick Harris in 1994, RDS develops and produces business information and social science databases which are available to users through online information services, CD-ROM and the Internet. The business information databases are used for competitive intelligence, strategic planning, identification and evaluation of new opportunities, new product tracking and for issues related to effective business management practices.

Excluding revenues earned from Dialog, RDS revenues for 1997 were $3.1 million, up from $1.35 million in 1996. RDS made a net loss of $1.64 million during the year ended December 31, 1997 (1996: $1.46 million) and at December 31, 1997, its net deficit amounted to $3.95 million (1996:
$2.31 million). Dialog has historically provided all financing for RDS and, accordingly, has consolidated its results within the group financial statements. Goodwill of $2.85 million arising as a result of this transaction will be capitalized and amortized to the profit and loss account over a twenty-year period.

Since January 1, 1998, RDS has generated sufficient cash inflow to fund all operations. Founder and President, Dick Harris has committed to remaining with RDS for at least one year following the purchase by Dialog.

Derek Smith, Executive Vice-President of The Dialog Corporation, commented:
"The purchase of RDS enhances Dialog's position as a provider of quality value-added business databases. Exercising the option to purchase RDS allows Dialog to leverage the business content for its own range of business, professional and academic products as well as licensing the data to other online services providing the company with a significant source of potential income. We are delighted that Dick Harris is staying on to continue to grow RDS on a global basis."

RDS databases include Business and Industry (B&I), an innovative, broad-based, full-text, business information database; TableBase, providing access to tabular information on companies, products, industries, countries and markets with data drawn from privately published statistical annuals, trade associations, non-profit research groups, government agencies, international organizations, industry reports and over 900 trade and industry publications included in Business and Industry; Business and Management Practices (BAMP), containing information dealing with the processes, methods, and strategies of managing a business with coverage focusing on source publications that deal with management issues or business methodology from a practical approach; RDS Business Reference Suite, a combined offering of all three business databases through a common Internet search interface; and Contemporary Women's Issues, a social sciences database containing full-text access to reports and periodicals regarding women's issues.

Responsive Database Services, Inc. (RDS) (www.rdsinc.com)

Responsive Database Services, Inc. (RDS) is a privately owned database publishing company founded in April 1994 and based in Beachwood, Ohio, a suburb of Cleveland. The RDS senior management has over 100 years of experience in the information industry, working in management positions at some of the most prestigious non-profit and private sector information companies that serve academia, public libraries and the corporate world on a global basis. RDS occupies 8,000 square feet of modern office space, employing a staff of more than 50 people in the USA. RDS acquired a UK company in November 1995 which operates under the name of Responsive Database Services, Ltd. in Luton, Bedfordshire; at this 1600 square foot location, a majority of European source materials is abstracted from 8 European languages for RDSL's Telecoms and IT information services and for the RDS databases.

The focus of RDS is in several areas. One area involves databases dealing with business information related to the United States and international markets. RDS produces three business related databases which focus on (1) companies and industries, (2) management practices, and (3) market research statistics. The business information databases are used for competitive intelligence, strategic planning, identification and evaluation of new opportunities, new product tracking and other decision support as well as the strategies of managing a business in a corporate environment; in academia and public libraries, the databases are used by students doing classroom assignments, job seekers in gaining insights to industries and the companies within them, small business owners in identifying opportunities and developing business plans and learning new management practices, and sales people in keeping up with competition, tracking their customers and new prospects.

The second area in which RDS is engaged deals with contemporary issues in American society and where appropriate in the global society. The contemporary issues databases focus on bringing information resources to: persons involved in or effected by contemporary issues through services available in public libraries; students in their studies at a secondary school and university level through their libraries or consortia online information systems; scholars conducting research; activist groups in keeping abreast of efforts and accomplishments of similar groups around the world, and human resources departments in large organizations in the public and private sectors.

Dick Harris

Dick Harris was President of Predicasts, a subsidiary of Thyssen Bornemisza Holdings, where he turned what had been a small business dependent upon print publications and research studies into a world leader in the area of electronic business and applied technology databases. During his 11 years at Predicasts, Harris increased sales 700 percent, profits twenty fold and developed and introduced nine important new information services. Previously, he was Executive Vice President at Cordura Publications (San Diego) where he managed companies whose information products spanned materials for design engineering applications, electronic devices for design engineers, and auto repair and collision estimating for the auto repair industry. Harris was Senior Vice President at the Institute for Scientific Information from 1970 to 1979 where he was responsible for developing worldwide sales, marketing, product development, and the research division. Harris increased sales six fold while broadening ISI's services beyond the hard sciences into the social sciences and arts & humanities. Harris has served on the Board of Trustees of Biological Abstracts, a leading database publisher serving the biological sciences, on the Board of Directors of the National Federation of Abstracting and Indexing Services (NFAIS), a member of the US Committee-UNESCO Programme for Information, and on the Dean's Advisory Committees at the Schools of Information Science at Syracuse University and Kent State University.

The Dialog Corporation plc (www.dialog.com)

The Dialog Corporation is a leading provider of professional online information following the merger of M.A.I.D plc and Knight-Ridder
Information Inc. The Dialog Corporation brands include the DIALOG, DataStar and Profound range of products and services. These brands provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and is traded on the NASDAQ (DIALY) and the London Stock Exchange (DLG).

                              # # # #

Contacts:
Sara Parker, Corporate Communications       sara_parker@dialog.com
The Dialog Corporation plc                     011-44-171-930-6900

David C. Collins/Robert L. Rinderman -
   U.S. investors relations                         dialy@jcir.com
Jaffoni & Collins Incorporated                        212/835-8500

Courtney Darby/Sarah Clark -
   U.S. media contacts                      courtney@middleberg.com
Middleberg + Associates                                212/888-6610